PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 20 , 2014

SCHEDULE 14A
(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2 )

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Check the Appropriate Box:

[X] Preliminary Proxy Statement
[  ] Confidential, for Use of the Commission Only (as permitted by
      Rule 14a-6(e)(2))
[  ] Definitive Proxy Statement
[  ] Definitive Additional Materials
[  ] Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

ECHO THERAPEUTICS, INC.
(Name of registrant as specified in its charter)

Platinum Partners Value Arbitrage Fund L.P.
Platinum Long Term Growth VII, LLC
Platinum Partners Liquid Opportunity Master Fund L.P.
Platinum-Montaur Life Sciences, LLC
Platinum Management (NY) LLC
Platinum Liquid Opportunity Management (NY) LLC
Mark Nordlicht
Uri Landesman
 (Name of person(s) filing proxy statement, if other than the registrant)

Payment of Filing Fee (Check the Appropriate Box):

[x] No fee required.
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[  ] Fee paid previously with preliminary materials:
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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 20 , 2014

PLATINUM MANAGEMENT (NY) LLC
[                         ], 2014
Dear Fellow Stockholder:

Platinum Management (NY) LLC together with its affiliates (collectively, “Platinum” or “we”) is the beneficial owner of 2,483,876 shares of common stock of Echo Therapeutics, Inc. (the “Company”), representing approximately 19.3% of the common stock of the Company. We have been an investor in the Company since 2007 and, in December 2013, we provided the Company with $5 million in funding and identified additional funding and technical help in the form of a highly qualified Chinese development partner, Medical Technologies Innovation Asia, LTD. (“MTIA”). The injection of capital was necessary due to continued strategic and operational missteps by the Board of Directors (the “Board”) and management of the Company resulting in an approximate 95% drop in the Company’s stock price in two years.

Our goal was simple: refocus the Company’s efforts on commercialization of its promising medical device products through a development partnership with MTIA. Our understanding was that MTIA would help the Company address the Board’s and management’s past failures by jointly bringing the Company’s promising medical device products to commercialization without similarly burning through significant amounts of cash. At the time, we were given clear oral assurances that the Board was committed to refocusing the Company on commercialization, was excited about working with MTIA and would, on an expedited basis, add an independent director identified by Platinum who would participate in oversight and decision making.

Instead, the controlling members of the Board (calculated on a mathematical basis) , William Grieco, Vincent Enright and James Smith (collectively, the “ Historic Directors”) have spent the better part of the last year repeatedly breaching their fiduciary duties and engaging in self-dealing by implementing a calculated and comprehensive plan that has entrenched them and tightened their control over the Company, including by silencing the newly and overwhelmingly elected independent directors, Dr. Michael M. Goldberg and Shepard M. Goldberg, (the “Stockholder Supported Directors”), and making it potentially punitively expensive for stockholders to exercise their rights against the Company. All this came at the expense of the Company’s one true lifeline—its development partnership with MTIA.

First, the Historic Directors acted to exclude the Stockholder Supported Directors from information and decision making at the Board level, thus interfering with the ability of the Stockholder Supported Directors to discharge their fiduciary duties for the benefit of all stockholders. Subsequently, the Historic Directors, formed (according to one of the Stockholder Supported Directors) an executive committee that has systematically excluded the Stockholder Supported Directors from every significant decision made by the Board.

Then, in a brazen exhibition of self-dealing, the Historic Directors granted themselves unwarranted and self-interested increases in their gold-plated indemnities in the face of stockholder calls for their resignation. The adoption of these provisions, over the strenuous objections of the Stockholder Supported Directors, came immediately following the rejection of the Company’s director nominee by a nearly four-to-one margin at the Company’s 2014 Annual Meeting of stockholders (the “2014 Annual Meeting”). These provisions ensure that the Company, which is already in a precarious financial position, will be paying for any bad acts by the Historic Directors long after their departure from the Board.

Next, taking advantage of their exclusionary control over the Board, the Historic Directors took the unprecedented step of amending the Company’s Bylaws to potentially shift corporate legal fees to stockholders. This “loser pays” bylaw amendment, adopted over the strenuous objections of the Stockholder Supported Directors, requires any stockholder who sues the Company and loses to pay the Company’s costs. It has no practical effect other than to further entrench the Historic Directors by attempting to frustrate the exercise of stockholders’ lawful rights while insulating the entrenched Historic Directors from checks and balances by those stockholders. Such a bylaw had at that time rarely been adopted by for-profit Delaware public companies, let alone by companies facing legitimate and warranted opposition from stockholders and members of its own Board. According to published reports, the Company is one of the first two public Delaware companies to adopt this type of bylaw.

Finally, the Historic Directors amended the Bylaws to provide for the first time that special meetings of the Board can only be held at the written request of at least three directors then in office (including the Lead Independent Director). This change was mathematically designed to deny the Stockholder Supported Directors their historic right to use the corporate machinery and effectively eliminated any chance the Stockholder Supported Directors had of ever forcing a reasonable debate of the issues at the Board level.

Meanwhile, the Historic Directors have profoundly damaged the Company’s relationship with MTIA, including not initially giving MTIA the shares of Common Stock it had paid for, causing embarrassing cancellations of meetings with Chinese medical regulatory authorities, substantially failing to perform the Company’s cooperation obligations and misusing the money MTIA did fund on lawyers and corporate maneuvers to further entrench themselves, rather than on the promised and much needed collaborative development.

Taken together, we believe this points to a repetitive and ongoing pattern of harassment and obstruction of the Company’s core business, supported by the fact that the Historic Directors have taken no steps to cause the Company to perform its obligations in connection with the December 2013 financing. Instead, the Historic Directors have repeatedly exploited their control over the Company to squeeze out the Stockholder Supported Directors and use the Company’s limited funds for their own benefit to protect and entrench themselves.

We are sending you the attached Proxy Statement and accompanying WHITE proxy card because we intend to call a meeting of stockholders to remove, for cause, William Grieco, Vincent Enright and/or James Smith, the Historic Directors, from the Board (the “Removal Meeting”). We are taking this extraordinary action because we believe that the actions of the Historic Directors have been so egregious, so offensive and so damaging to the Company’s business that the immediate future of the Company has been imperiled. Under Delaware law, the right to remove directors has been found to be a “fundamental element of stockholder authority.” We believe that with the support of a majority of stockholders, we can finally rid the Company of the Historic Directors and begin to right the wrongs suffered by the Company while under the thumb of the Historic Directors. We only hope it is not too late.

The  Historic Directors have been offered the opportunity to present qualified written materials in their defense in the attached Proxy Statement at no cost to the Company and its stockholders in light of the Company’s precarious financial position. Specifically, we advised the Historic Directors on September 29, 2014 they had 10 days from the date of such notification to provide us with these materials. On October 14, 2014, having heard nothing from the Historic Directors, we gave notice to the Historic Directors via our amended draft proxy statement that we would provide them with an additional two business days to present qualified written materials in their defense. As of the date hereof, we have not received any response whatsoever from the Historic Directors. We have interpreted the Historic Directors failure to take advantage of this extended and reasonable period to submit qualified written materials in their defense as a definitive election to refrain from soliciting stockholders regarding their removal. The Historic Directors will still have the opportunity to be present at the Removal Meeting to argue against their removal.  The Historic Directors will still have the opportunity to be present at the Removal Meeting to argue against their removal. Platinum reiterates its view that it would be inappropriate for the Historic Directors to spend Company funds on their defense, especially when Platinum provided them with a free mechanism for communicating with stockholders.

We are not seeking control of the Board. At various times between the 2014 Annual Meeting of stockholders and the filing of the attached Proxy Statement on September 29, 2014, Platinum has engaged with the Historic Directors in the hope of a negotiated settlement that would see the Historic Directors resign.  Those negotiations did not prove fruitful.  At one point during those negotiations three directors who were not sourced by Platinum nor previously known to Platinum’s management were suggested by a third party as potential replacement to the Historic Directors.  Platinum did not object to those potential directors.

If the Historic Directors are removed, the Stockholder Supported Directors will remain on the Board and will be legally entitled to fill the resulting vacancies in accordance with their fiduciary judgment. We are not proposing directors nor will any of our employees or affiliates serve as directors of the Company. We expect the Stockholder Supported Directors, the remaining members of the Board, to select qualified independent directors to fill the vacancies resulting from the removal of the Historic Directors. We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed WHITE proxy card today.  The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the stockholders on or about October [   ], 2014.

If you have already voted a proxy card furnished by someone else, you have every right to change your vote by signing, dating and returning a later dated proxy card or by voting in person at the Removal Meeting.

If you have any questions or require any assistance with your vote, please contact Morrow & Co., LLC, which is assisting us, at their address and toll-free numbers listed below.

Thank you for your support.

Mark Nordlicht
Platinum Management (NY) LLC

Important Notice Regarding the Availability of Proxy Materials for the Removal Meeting

The attached Proxy Statement and WHITE proxy card are available at:

[                                                  ]

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN!

If you have any questions or need assistance voting your shares, please call the firm assisting us:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902

U.S. & Canadian Stockholders call toll free: (800) 662-5200
International Stockholders may call us in London: +44-20-3544-4805
Banks and Brokers call: (203) 658-9400

SaveEcho@morrowco.com

IMPORTANT

THIS SOLICITATION IS BEING MADE BY PLATINUM AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY.

PLEASE SIGN AND DATE THE ENCLOSED WHITE PROXY CARD AND RETURN IT PROMPTLY WITH THE ENCLOSED POSTAGE PAID ENVELOPE. VOTING THE ENCLOSED WHITE PROXY CARD REVOKES ALL PRIOR PROXY CARDS YOU MAY HAVE PREVIOUSLY SIGNED. PLEASE VOTE EACH AND EVERY WHITE PROXY CARD YOU RECEIVE.

MAIL ONLY THE ENCLOSED WHITE PROXY CARD IF YOU WISH TO VOTE FOR TO REMOVE THE  HISTORIC DIRECTORS.

EVEN IF YOU PREVIOUSLY HAVE VOTED A PROXY CARD FURNISHED TO YOU BY SOMEONE ELSE, YOU HAVE A LEGAL RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD. ONLY THE LATEST DATED PROXY WILL COUNT AT THE REMOVAL MEETING.  YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN.

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 20 , 2014

MEETING OF STOCKHOLDERS OF ECHO THERAPEUTICS, INC.

TO REMOVE, FOR CAUSE,

WILLIAM GRIECO, VINCENT ENRIGHT AND/OR JAMES SMITH
---------------------------
PROXY STATEMENT
OF
PLATINUM MANAGEMENT (NY) LLC
---------------------------
PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

This Proxy Statement and WHITE Proxy Card are being furnished to you in connection with the solicitation of proxies by Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”), the largest stockholder of Echo Therapeutics, Inc., a Delaware corporation (the “Company”), owning approximately 19.3% of the outstanding shares of Common Stock, par value $0.01 per share (the “Common Stock”), of the Company.  Platinum Management, together with the other participants in this solicitation (collectively, “Platinum”), is soliciting proxies to be used at a meeting of stockholders of the Company scheduled to be held at [   ]:00 [ ].m., local time, on [            ], 2014, at the [                  ] located at [               ], [                 ], [                   ] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Revocation Meeting”)

1.	To remove, for cause, William Grieco, Vincent Enright and/or James Smith (the “ Historic Directors”) from the Board of Directors of the Company (the “Board”); and

2.	To transact such other business, if any, as may properly come before the meeting or any adjournments thereof.

Our goal is simple. We are seeking your support at the Removal Meeting to remove the Historic Directors from the Board. We are not seeking control of the Board. If the Historic Directors are removed, the remaining directors, Dr. Michael M. Goldberg and Shepard M. Goldberg (the “Stockholder Supported Directors”) will remain on the Board and will be legally entitled to fill the resulting vacancies in accordance with their fiduciary judgment. We are not proposing directors, nor will any of our employees or affiliates serve as directors. We expect the Stockholder Supported Directors to select qualified independent directors to replace the Historic Directors.

This Proxy Statement and the enclosed WHITE proxy card are first being furnished to stockholders on or about [          ], 2014.

As of the date hereof, Platinum collectively beneficially owns an aggregate of 2,483,876 shares of Common Stock.  We intend to vote our shares of Common Stock FOR the removal, for cause, of the Historic Directors.

We have requested the Board establish a record date for the Removal Meeting. To the extent the Board fails to grant our request, [               ], 2014, the date immediately prior to the date this Proxy Statement was distributed to stockholders, shall be the record date for determining holders of Common Stock who are entitled to vote at the Removal Meeting (such date, the “Record Date”). As of [               ], 2014, the most recent date for which we have information concerning the number of shares of Common Stock outstanding, there were [               ] shares of Common Stock issued and outstanding. Each share of Common Stock entitles the record holder to one vote on each matter to be voted upon at the Removal Meeting. Platinum believes it is entitled to cast votes covering 2,483,876 shares of Common Stock at the Removal Meeting.  The mailing address of the principal executive offices of the Company is 8 Penn Center, 1628 JFK Boulevard, Suite 300, Philadelphia, Pennsylvania 19103. Stockholders of record at the close of business on the Record Date will be entitled to vote at the Removal Meeting.

THIS SOLICITATION IS BEING MADE BY PLATINUM AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE REMOVAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS OF WHICH WE ARE NOT AWARE SUFFICIENTLY IN ADVANCE OF  THIS SOLICITATION BE BROUGHT BEFORE THE REMOVAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

PLATINUM URGES YOU TO SIGN, DATE AND RETURN THE WHITE PROXY CARD IN FAVOR OF THE REMOVAL OF THE HISTORIC DIRECTORS

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE REMOVAL OF THE HISTORIC DIRECTORS BY SIGNING, DATING AND RETURNING THE ENCLOSED WHITE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE REMOVAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE REMOVAL MEETING OR BY VOTING IN PERSON AT THE REMOVAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Removal Meeting

This Proxy Statement and our WHITE proxy card are available at:

[                                           ]

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN!

If you have any questions or need assistance voting your shares, please call the firm assisting us:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902

U.S. & Canadian Stockholders call toll free: (800) 662-5200
International Stockholders may call us in London: +44-20-3544-4805
Banks and Brokers call: (203) 658-9400

SaveEcho@morrowco.com

SUMMARY OF THE JUSTIFICATION FOR REMOVING THE HISTORIC DIRECTORS FOR CAUSE

Under Delaware law, the right to remove directors has been found to be a “fundamental element of stockholder authority.” Section 141(k) of the Delaware General Corporation Law provides that in the case of a classified board (such as the Company’s board), any director or the entire board of directors of a Delaware corporation may be removed only for cause. “Cause” is not explicitly defined in Section 141, but Delaware courts have found “cause” to include, among other things, “harassment and obstruction of the corporate business,” and “malfeasance in office, gross misconduct or neglect, false or fraudulent misrepresentation inducing the director’s appointment, willful conversion of corporate funds, a breach of the obligation to make full disclosure, incompetency, gross inefficiency, and moral turpitude.” In accordance with Section 141(k), removal may occur only with the approval of stockholders representing a majority of the shares of Common Stock outstanding. The Company’s Amended and Restated By-Laws (the “Bylaws”) (in Section 2.13) purport to condition the removal of a director for cause “by the holders of at least seventy-five percent (75%) of the shares then entitled to vote at an election of directors.” Platinum believes that, under Delaware law, this provision is invalid and unenforceable.

The following is a brief summary of the actions taken by the Historic Directors that we believe justify their removal for cause under Delaware law. If you agree with our assessment that these actions by the Historic Directors justify their removal for cause, please return the WHITE proxy card today.

Self-Dealing and Breach of Fiduciary Duty of Loyalty by the Historic Directors

Following the Company’s 2014 Annual Meeting of stockholders and in the face of continuing public and private requests for their resignation and questions about their past and ongoing conduct, the Historic Directors:

•
changed the Company’s bylaws and took other actions to grant themselves a gold-plated indemnity package that furthered their personal interests at the expense of the Company and its stockholders, over the strenuous objections of the Stockholder Supported Directors.

•
adopted a highly controversial bylaw of questionable enforceability to shift litigation costs to plaintiffs that effectively chills the exercise of stockholders’ lawful rights while insulating the entrenched Historic Directors from checks and balances by those stockholders. This was done over the strenuous objections of the Stockholder Supported Directors and in spite of guidance from Delaware’s legislature seeking restraint by corporations while the legislature further considered such bylaws.

•
amended the bylaws over strenuous objections of the Stockholder Supported Directors to deprive any two directors of their historic right to call a meeting of the Board, thus denying the Stockholder Supported Directors the use of the corporate machinery while further entrenching the Historic Directors from the views of those equally and more recently chosen by stockholders to protect stockholder interests.

Additionally, according to public statements by one of the Stockholder Supported Directors, in 2013, the Historic Directors twice manipulated a hand-picked compensation consulting firm, at considerable expense to the Company, to recommend an increased compensation package to the Historic Directors despite their uniform lack of skills, experience, training or education germane to the technology the Company was trying to develop.

Breach of Fiduciary Duty of Care by the Historic Directors

In just two examples of a breach of their fiduciary duty of Care, the Historic Directors:

•
Violated the charter of the Board’s Nominating and Corporate Governance Committee by failing to perform the annually mandated review of directors before adding Robert F. Doman to the Company’s slate of nominees for the 2014 Annual Meeting.

•
Knowingly and intentionally filed in connection with the 2014 Annual Meeting a definitive proxy statement instead of a preliminary proxy statement subject to SEC review, all in violation of well-known SEC requirements and over the objections and concerns raised by Dr. Goldberg, who was a director at the time.

Abuse of the Company’s Corporate Machinery by the Historic Directors for the Sole Purpose of Denying the New Directors Any Chance to Discharge Their Fiduciary Duties

The Historic Directors (in what also may constitute a breach of their duty of loyalty) have engaged in a continuing, purposeful campaign to prevent the Stockholder Supported Directors—40% of the Board—from protecting stockholders by discharging their fiduciary duties by, among other things:

•	Excluding the Stockholder Supported Directors from membership on any Board committee, and then conducting all Board action through rogue committee action.

•
Systematically denying the Stockholder Supported Directors access to Company information to which they are entitled under Delaware law, leading one of the Stockholder Supported Directors recently to declare publicly that he does not know what the Historic Directors are hiding.

•	Systematically denying the Stockholder Supported Directors fair and customary access to Company employees while intimidating those employees with threats of retaliation and termination.

Repeated Violations by the Historic Directors of the Disclosure Requirements of U.S. Securities Laws

During the last year, the Historic Directors have caused the Company to engage in a series of serious disclosure violations to the detriment of stockholders and the market, including:

•
Publicly announcing that the Company was conducting a search to replace ex-CEO Patrick F. Mooney, M.D., then hiding for over six months the fact that the search had secretly been suspended, leaving stockholders and the market with materially inaccurate information.

•
The failure, ongoing to this day, to disclose properly, accurately and fully the facts, circumstances and legal risks surrounding and resulting from the profound breach of the Company’s various agreements with MTIA and the resulting damage the false and misleading picture the Company has painted with respect to the commercialization of its technology.

•
The continuing failure to disclose the decision to file an improper definitive (rather than preliminary proxy statement) with the SEC, and the material costs and expenses flowing from that abusive filing, including the hiring of a second, duplicative (and expensive) large law firm in a glaring proxy defeat that a Stockholder Supported Director recently said cost the Company over $1 million.

Destruction of the MTIA Development and Financing Relationship by the Historic Directors

In a display of incredible incompetence, the Historic Directors have caused the Company to engage in a series of breaches of the terms of the December 2013 financing and licensing arrangements to the material detriment of the Company and its stockholders that has led directly to the destruction of the relationship with MTIA, including:

•	Not giving MTIA the shares of Common Stock MTIA had paid for when they should have.

•	Causing embarrassing cancellations of meetings with the Chinese medical regulatory authorities.

•	Substantially not performing the Company’s cooperation obligations.

•	Misusing the money MTIA did fund, spending it not on development but on lawyers in attempts to entrench the Historic Directors still further.

QUESTIONS AND ANSWERS ABOUT THE REMOVAL MEETING

The following are some of the questions you, as a stockholder, may have and the answers to those questions. The following is not meant to be a substitute for the information contained in the remainder of this Proxy Statement, and the information contained below is qualified by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. We urge you to carefully read this entire Proxy Statement prior to making any decision on whether to vote for the removal of the Historic Directors.

WHO IS MAKING THE SOLICITATION?

This solicitation is being made by Platinum Management, Platinum Partners Value Arbitrage Fund L.P., Platinum Long Term Growth VII, LLC, Platinum Partners Liquid Opportunity Master Fund L.P., Platinum-Montaur, Platinum Liquid Opportunity Management (NY) LLC, Mark Nordlicht and Uri Landesman (collectively, “Platinum”). As of [              ], 2014, Platinum held beneficially owned, in the aggregate, 2,483,876 shares of Common Stock, representing approximately 19.3% of the Common Stock outstanding.

Each of the above individuals and entities may be deemed a participant in this solicitation. For additional information on the participants, please see “Additional Information Concerning the Participants” starting on page [   ].

WHAT ARE YOU ASKING STOCKHOLDERS TO VOTE ON AT THE REMOVAL MEETING?

At the Removal Meeting, Platinum is asking stockholders to vote to remove, for cause, William Grieco, Vincent Enright and/or James Smith, the Historic Directors, from the Board. Dr. Michael M. Goldberg, M.D. and Mr. Shepard M. Goldberg, the Stockholder Supported Directors, will remain on the Board and will be legally entitled to fill the vacancies resulting from the removal of the Historic Directors.

WHY ARE WE SEEKING TO REMOVE THE HISTORIC DIRECTORS FOR CAUSE?

We are seeking to remove the Historic Directors because we believe that the Historic Directors have engaged in a lengthy and ongoing plan designed to consolidate their power over the Company while frustrating and obstructing the Company’s business. We are taking this extraordinary action because we believe that the actions of the Historic Directors have been so egregious, so offensive and so damaging to the Company’s business that the immediate future of the Company has been fundamentally threatened..

We are not seeking control of the Board. If the Historic Directors are removed, the Stockholder Supported Directors will remain on the Board and will be legally entitled to fill the resulting vacancies in accordance with their fiduciary judgment. We are not proposing directors, nor will any of our employees or affiliates serve as directors. We expect the Stockholder Supported Directors to select qualified independent directors to replace the Historic Directors.

IS IT LEGALLY POSSIBLE TO REMOVE THE HISTORIC DIRECTORS FOR CAUSE?

Under Delaware law, the right to remove directors has been found to be a “fundamental element of stockholder authority.” Section 141(k) of the Delaware General Corporation Law (“DGCL”) provides that in the case of a classified board (such as the Company’s board), any director or the entire board of directors of a Delaware corporation may be removed only for cause. “Cause” is not explicitly defined in Section 141, but Delaware courts have found “cause” to include, among other things, “harassment and obstruction of the corporate business,” and “malfeasance in office, gross misconduct or neglect, false or fraudulent misrepresentation inducing the director’s appointment, willful conversion of corporate funds, a breach of the obligation to make full disclosure, incompetency, gross inefficiency, and moral turpitude.” In accordance with Section 141(k), removal may occur only with the approval of stockholders representing a majority of the shares of Common Stock outstanding. The Company’s Bylaws (in Section 2.13) purport to condition the removal of a director for cause “by the holders of at least seventy-five percent (75%) of the shares then entitled to vote at an election of directors.” Platinum believes that, under Delaware law, this provision is invalid and unenforceable.

Although the Company’s bylaws contain a provision that states “[u]nless otherwise provided in the Certificate of Incorporation, any one or more or all of the directors may be removed, only for cause, by the holders of at least seventy-five percent (75%) of the shares then entitled to vote at an election of directors,” Platinum believes that this by-law is illegal under Delaware law.  Moreover, the DGCL explicitly states: “The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation…” Because the Company’s Certificate of Incorporation is silent as to the required vote to remove directors, the Company has implicitly adopted the “majority of the shares then entitled to vote” standard of Section 141(k), which cannot be modified by the by-laws. We do not believe that the Board can override this simply by adopting a procedural bylaw that purportedly implements a 75% supermajority hurdle designed to effectively eliminate stockholders’ ability to call a special meeting and, by extension, eliminate the ability of a majority of stockholders to remove directors for cause.  Accordingly, we intend to request that the Company call the Removal Meeting. If the Company complies, then the Removal Meeting will be held at the time set by the Company, as disclosed in this Proxy Statement. If the Company does not call the requested meeting, Platinum will fix the date, time and location of the Removal Meeting. If the Company refuses to acknowledge the validity of such a call for the Removal Meeting, Platinum may need to file a lawsuit, probably in the Delaware Court of Chancery, seeking a declaratory judgment that its calling of this Removal Meeting is proper or (alternatively) that the Court should require the Company  to call such a meeting.

As set forth in this Proxy Statement, the actions of the Historic Directors have been so egregious and so offensive to the Company’s business and so fundamentally threaten the immediate future of the Company, we believe the standard for justifying their removal has easily been met.

WILL THE HISTORIC DIRECTORS HAVE THE OPPORTUNITY TO ARGUE AGAINST THEIR REMOVAL FOR CAUSE?

The Historic Directors have been offered the opportunity to present qualified written materials in their defense in this Proxy Statement at no cost to the Company and its stockholders in light of the Company’s precarious financial position. Specifically, we advised the Historic Directors on September 29, 2014 they had 10 days from the date of such notification to provide us with these materials. On October 14, 2014, having heard nothing from the Historic Directors, we gave notice to the Historic Directors via our amended draft proxy statement that we would provide them with an additional two business days to present qualified written materials in their defense. As of the date hereof, we have not received any response whatsoever from the Historic Directors. We have interpreted the Historic Directors failure to take advantage of this extended and reasonable period to submit qualified written materials in their defense as a definitive election to refrain from soliciting stockholders regarding their removal. The Historic Directors will still have the opportunity to be present at the Removal Meeting to argue against their removal.  Platinum reiterates its view that it would be inappropriate for the Historic Directors to spend Company funds on their defense, especially when Platinum provided them with a free mechanism for communicating with stockholders.

WHO IS ELIGIBLE TO VOTE FOR THE REMOVAL OF THE HISTORIC DIRECTORS FOR CAUSE?

If you are a record owner of Common Stock as of the close of business on the Record Date you have the right to vote to remove the Historic Directors. We have requested the Board establish a record date for the Removal Meeting. To the extent the Board fails to grant our request, [               ], 2014, the date immediately prior to the date this Proxy Statement was distributed to stockholders, shall be the record date for determining holders of Common Stock who are entitled to vote at the Removal Meeting.

WHAT IF THE COMPANY DOES NOT ACKNOWLEDGE THE SPECIAL MEETING?

We intend to request that the Company call the Removal Meeting.  If the Company complies, then the Removal Meeting will be held at the time set by the Company, as disclosed in this Proxy Statement. If the Company does not call the requested meeting, Platinum will fix the date, time and location of the Removal Meeting. If the Company refuses to acknowledge the validity of such a call for the Removal Meeting, Platinum may need to file a lawsuit, probably in the Delaware Court of Chancery, seeking a declaratory judgment that its calling of this Removal Meeting is proper or (alternatively) that the Court should require the Company  to call such a meeting.

WHAT VOTE IS NECESSARY TO REMOVE THE HISTORIC DIRECTORS FOR CAUSE?

Under Delaware law, the Historic Directors may be removed only by stockholders representing a majority of the shares of Common Stock outstanding. According to the Company’s [           ], as of [               ] there were [              ] shares of Common Stock outstanding. This means that stockholders representing at least [               ] shares of Common Stock will need to vote for the removal of the Historic Directors. If the removal of the Historic Directors receives the support of a majority of the outstanding shares of Common Stock at the Removal Meeting, they will cease to be members of the Board immediately upon conclusion of the meeting. In the event that holders of less than [              ] shares of Common Stock vote for the removal of any of the Historic Directors, then such Historic Director will not be removed from the Board.

WHAT IF STOCKHOLDERS VOTE TO REMOVE ANY OR ALL OF THE HISTORIC DIRECTORS FOR CAUSE AT THE REMOVAL MEETING, BUT THE REMOVED DIRECTORS REFUSE TO LEAVE OFFICE?

Should the Company’s stockholders remove any or all of the Historic Directors for cause at the Removal Meeting, it is possible that the Historic Directors may refuse to leave office voluntarily. If so, Platinum intends to seek expedited relief in the Delaware Court of Chancery under Section 225 of the DGCL, which permits that Court to “hear and determine the validity of any election, appointment, removal or resignation of any director or officer of any corporation.”  It is also possible that the Historic Directors could take legal steps to prevent, delay or challenge the outcome of a stockholder vote removing them for cause. Should that occur, Platinum intends to respond vigorously.

WHAT SHOULD YOU DO TO VOTE FOR THE REMOVAL OF THE HISTORIC DIRECTORS FOR CAUSE?

If your shares of Common Stock are registered in your own name, please submit your proxy to us by signing, dating and returning the enclosed WHITE proxy card in the postage-paid envelope provided.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only that institution can sign a WHITE proxy card with respect to your shares and only after receiving your specific instructions. Accordingly, please promptly sign, date and mail in the postage-paid envelope provided the enclosed WHITE proxy card (or voting instruction form) you received from the brokerage firm, bank nominee or other institution in whose name your shares are held.  Please check the voting instruction form used by that broker, bank or other institution to see if it also offers telephone or Internet voting.  Please do so for each account you maintain to ensure that all of your shares are voted.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN!

If you have any questions or need assistance voting your shares, please call the firm assisting us:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902

U.S. & Canadian Stockholders call toll free: (800) 662-5200
International Stockholders may call us in London: +44-20-3544-4805
Banks and Brokers call: (203) 658-9400

SaveEcho@morrowco.com

REASONS FOR THE SOLICITATION

We are the largest stockholder of the Company, beneficially owning approximately 19.3% of the Common Stock outstanding. We believe that the Historic Directors have engaged in a lengthy and ongoing plan designed to consolidate their power over the Company while frustrating and obstructing the Company’s business.

In fact, because the actions of the Historic Directors have been so egregious, so offensive and so damaging to the Company’s business as to fundamentally threaten the immediate future of the Company we are taking the extraordinary action of seeking their removal from the Board for cause. We are not seeking control of the Board. If the Historic Directors are removed, the Stockholder Supported Directors will remain on the Board and will be legally entitled to fill the resulting vacancies in accordance with their fiduciary duties.

We have been an investor in the Company since 2007 and, in December 2013 we provided the Company with $5 million in funding and identified additional funding and technical help in the form of a highly qualified Chinese development partner, Medical Technologies Innovation Asia, LTD. (“MTIA”) (collectively, the “December 2013 Financing”). The injection of capital was necessary due to continued strategic and operational missteps by the Board of Directors (the “Board”) and management of the Company resulting in an approximate 95% drop in the Company’s stock price in two years.

With our investment, we hoped to refocus the Company’s efforts on commercialization of its promising medical device products through a development partnership with MTIA. Our understanding was that MTIA would help the Company address the Board’s and management’s past failures by jointly bringing the Company’s promising medical device products to commercialization without similarly burning through copious amounts of cash. At the time, we were given clear assurances that the Board, dominated by the Historic Directors, was committed to refocusing the Company on prompt commercialization, was excited about working with MTIA and would, on an expedited basis, add an independent director identified by Platinum who would participate in oversight and decision making. Unfortunately, the Historic Directors have not lived up to their promises and, as a result, the Company’s very existence is being threatened by their actions.

THE HISTORIC DIRECTORS HAVE REPEATEDLY ABUSED AND MANIPULATED THE CORPORATE  MACHINERY, BREACHED THEIR FIDUCIARY DUTIES AND ENGAGED IN SELF-DEALING BY IMPLEMENTING A CALCULATED AND COMPREHENSIVE PLAN THAT HAS ENTRENCHED THEM AND TIGHTENED THEIR CONTROL OVER THE COMPANY

Over the better part of the past year and possibly even longer, the Historic Directors have repeatedly breached their fiduciary duties and engaged in self-dealing by implementing a calculated and comprehensive plan that has entrenched them and tightened their control over the Company by silencing the Stockholder Supported Directors and making it punitively expensive for stockholders to exercise their rights against the Company, all at the expense of the Company’s one true lifeline—its development partnership with MTIA.

First, the Historic Directors acted to exclude the Stockholder Supported Directors from information and decision making at the Board level, thus interfering with the ability of the Stockholder Supported Directors to discharge their fiduciary duties for the benefit of all stockholders. Subsequently, the Historic Directors, through the formation of an executive committee, have excluded the Stockholder Supported Directors from every significant decision made by the Board. In fact, the Historic Directors have gone so far as to threaten termination for any employee that speaks to one of the Stockholder Supported Directors. One of the Stockholder Supported Directors has gone so far as to publicly declare that, in light of the Historic Directors’ withholding of information and general subterfuge, he has no idea what the Historic Directors are hiding.

Then, in a brazen exhibition of self-dealing, the Historic Directors granted themselves unwarranted and self-interested increases in their gold-plated indemnities. The adoption of these provisions, over the strenuous objections of the Stockholder Supported Directors, came immediately following the rejection of the Company’s director nominee by a nearly four-to-one margin at the Company’s 2014 Annual Meeting of stockholders (the “2014 Annual Meeting”). These provisions ensure that the Company, which is already in a precarious financial position, will be paying for any bad acts by the Historic Directors long after their departure from the Board.

Next, taking advantage of their consolidated control over the Board, the Historic Directors took the unprecedented step of amending the Company’s Bylaws to shift corporate legal fees to stockholders. This “loser pays” bylaw amendment, adopted over the strenuous objections of the Stockholder Supported Directors, requires any stockholder who sues the Company and loses to pay the Company’s costs. It has no practical effect other than to further entrench the Historic Directors by frustrating the exercise of stockholders’ lawful rights while insulating the entrenched Historic Directors from checks and balances by those stockholders. Such a bylaw had at that time rarely been adopted by for-profit Delaware public companies, let alone by companies facing legitimate and warranted opposition from stockholders and members of its own Board. According to published reports, the Company is one of the first two public Delaware companies to adopt this type of bylaw.

Finally, the Historic Directors amended the Bylaws to provide that special meetings of the Board can only be held at the written request of at least three directors then in office (including the Lead Independent Director), eliminating any chance the Stockholder Supported Directors had of ever forcing a reasonable debate of the issues at the Board level.

Firmly Entrenched, the Historic Directors have Shown Little Regard for Their Fiduciary Duty of Care or United States Securities Laws

Meanwhile, the Historic Directors have blatantly violated the Board’s own Nominating and Corporate Governance Committee charter, which states that “[t]he [Nominating and Corporate Governance Committee] shall be responsible for reviewing with the Board, on an annual basis, the requisite skills and criteria for new Board members as well as the composition of the Board as a whole,” (emphasis added) by failing to perform the mandated annual director performance review. Around this time, the Historic Directors also knowingly and intentionally filed in connection with the 2014 Annual Meeting a definitive proxy statement instead of a preliminary proxy statement subject to SEC review, in violation of well-known SEC requirements and despite objections and concerns raised by Dr. Goldberg, who was a director at the time.

During the last year, the Historic Directors have also caused the Company to engage in a series of serious disclosure violations to the detriment of stockholders and the market, including:

•
Publicly announcing that the Company was conducting a CEO search to replace Dr. Patrick T. Mooney, MD, then hiding for over six months that the search had secretly been suspended, leaving stockholders and the market with materially inaccurate information.

•
The failure, ongoing to this day, properly, accurately and fully to disclose the facts, circumstances and legal risks surrounding and resulting from the profound breach of the Company’s various agreements with MTIA and the resulting damage the false and misleading picture the Company has painted with respect to the commercialization of its technology.

•
The continuing failure of the Historic Directors to disclose their decision to file an improper definitive (rather than preliminary proxy statement) with the SEC, and the material costs and expenses flowing from that abusive filing, including the hiring of a second, duplicative (and expensive) large law firm.

In retrospect, perhaps the Historic Directors’ penchant for self-dealing and breaching their fiduciary duties should not have been such a surprise. According to public statements by one of the two Stockholder Supported Directors, shortly after the removal of the Company’s previous CEO, Patrick Mooney, in August 2013, the Board, dominated by the Historic Directors, selected and manipulated a hand-picked compensation consulting firm, at considerable expense to the Company, to recommend an increased compensation package to the Historic Directors despite their uniform lack of skills, experience, training or education germane to the technology the Company was trying to develop. This scenario of the Historic Directors rewarding themselves rather than dealing with the Company’s issues, was repeated shortly after the December 2013 Financing, when the Historic Directors once again manipulated the same hand-picked compensation consulting firm, at considerable expense to the Company, to recommend significant increases to both their cash and stock compensation. It has become clear to us that whether due to deliberate and intentional action, sheer incompetence or both, the Historic Directors have little regard for their fiduciary duties or duty of loyalty to the Company.

THE ACTIONS OF THE HISTORIC DIRECTORS HAVE UNDERMINED THE GOALS OF THE DECEMBER 2013 FINANCING AND THREATEN THE IMMEDIATE FUTURE OF THE COMPANY AS AN ONGOING CONCERN

On December 10, 2013, the Company announced the December 2013 Financing with great fanfare, declaring that “MTIA’s expertise and relationships in China will enhance Echo’s success in this region and our overall value proposition” and that the “$10 million cash infusion, following the recent positive clinical results for use of [the Company’s] Symphony CGM System, represents an important achievement for [the Company] as we progress toward regulatory clearance.”

Incredibly, almost immediately after receiving our $5 million financing, the Company began reneging on its obligations to Platinum, including

•
Instead of simply withdrawing its S-1 registration statement that would have provided for additional dilutive financings, the Company asked for a delay of that major obligation, which we properly rejected; and

•
Instead of evaluating and adding Platinum’s highly qualified nominee to the Board in the manner and time frame required by the December 2013 Financing, the Board soon thereafter breached its obligations, by failing to appoint our nominated representative. Only after additional time and expense was a representative appointed in accordance with the terms of the December 2013 Financing.

Of greater concern as the Company’s prospects continue to dim is the fact that the Historic Directors have damaged the Company’s relationship with MTIA and, by extension, the Company’s one true lifeline—the development partnership with MTIA. This includes:

•	Not giving MTIA the shares of Common Stock when they should have;

•	Causing embarrassing cancellations of meetings with the Chinese medical regulatory authorities;

•	Substantially not performing the Company’s cooperation obligations; and

•	Misusing the money MTIA did fund, spending it not on development but on lawyers in attempts to entrench the Historic Directors still further.

Incredibly, MTIA has indicated that it is still willing to invest in the Company, but only after it sees a change in the direction of the Company and the resolution of Platinum’s issues.

WE BELIEVE THAT THE HISTORIC DIRECTORS HAVE ENGAGED IN A LENGTHY AND ONGOING PATTERN OF HARASSMENT AND OBSTRUCTION OF THE COMPANY’S CORE BUSINESS AND HAVE REPEATEDLY EXPLOITED THEIR CONTROL OVER THE COMPANY TO SQUEEZE OUT THE STOCKHOLDER SUPPORTED DIRECTORS AND ITS LIMITED FUNDS FOR THEIR OWN BENEFIT TO PROTECT AND ENTRENCH THEMSELVES.

BECAUSE THE ACTIONS OF THE HISTORIC DIRECTORS HAVE BEEN SO EGREGIOUS, SO OFFENSIVE AND SO DAMAGING TO THE COMPANY’S BUSINESS AS TO FUNDAMENTALLY THREATEN THE IMMEDIATE FUTURE OF THE COMPANY, WE SEE NO CHOICE OTHER THAN TO REMOVE THEM FOR CAUSE.

SUPPORT OUR EFFORTS TO REMOVE THE HISTORIC DIRECTORS BY RETURNING THE WHITE PROXY CARD TODAY.

PROPOSAL NO. 1

REMOVAL OF WILLIAM GRIECO FROM THE BOARD

At the Removal Meeting, we are asking you for your support to remove William Grieco from the Board for cause. The following is the text of each of the removal proposal:

“RESOLVED, that William Grieco be and hereby is removed for cause from the Board of Directors of Echo Therapeutics, Inc.”

If no direction is indicated with respect to the above proposal to remove William Grieco, the proxy will be voted “for” the removal of William Grieco.

PROPOSAL NO. 2

REMOVAL OF VINCENT ENRIGHT FROM THE BOARD

At the Removal Meeting, we are asking you for your support to remove Vincent Enright from the Board for cause. The following is the text of each of the removal proposal:

“RESOLVED, that Vincent Enright be and hereby is removed for cause from the Board of Directors of Echo Therapeutics, Inc.”

If no direction is indicated with respect to the above proposal to remove Vincent Enright, the proxy will be voted “for” the removal of Vincent Enright.

PROPOSAL NO. 3

REMOVAL OF JAMES SMITH FROM THE BOARD

At the Removal Meeting, we are asking you for your support to remove James Smith from the Board for cause. The following is the text of each of the removal proposal:

“RESOLVED, that James Smith be and hereby is removed for cause from the Board of Directors of Echo Therapeutics, Inc.”

If no direction is indicated with respect to the above proposal to remove James Smith, the proxy will be voted “for” the removal of James Smith.

Under Delaware law, the right to remove directors has been found to be a “fundamental element of stockholder authority.” Section 141(k) of the DGCL that in the case of a classified board, any director or the entire board of directors of a Delaware corporation may be removed only for cause. “Cause” is not explicitly defined in Section 141, but Delaware courts have found “cause” to include, among other things, “harassment and obstruction of the corporate business,” and “malfeasance in office, gross misconduct or neglect, false or fraudulent misrepresentation inducing the director’s appointment, willful conversion of corporate funds, a breach of the obligation to make full disclosure, incompetency, gross inefficiency, and moral turpitude.” In accordance with Section 141(k), removal may occur only with the approval of stockholders representing a majority of the shares of Common Stock outstanding. The Company’s Bylaws (in Section 2.13) purport to condition the removal of a director for cause “by the holders of at least seventy-five percent (75%) of the shares then entitled to vote at an election of directors.”

Platinum believes that this by-law is illegal under Delaware law.  Moreover, the DGCL explicitly states: “The bylaws may contain any provision, not inconsistent with law or with the certificate of incorporation…” Because the Company’s Certificate of Incorporation is silent as to the required vote to remove directors, the Company has implicitly adopted the “majority of the shares then entitled to vote” standard of Section 141(k), which cannot be modified by the by-laws. We do not believe that the Board can override this simply by adopting a procedural bylaw that purportedly implements a 75% supermajority hurdle designed to effectively eliminate stockholders’ ability to call a special meeting and, by extension, eliminate the ability of a majority of stockholders to remove directors for cause.  Accordingly, we intend to request that the Company call the Removal Meeting. If the Company complies, then the Removal Meeting will be held at the time set by the Company, as disclosed in this Proxy Statement. If the Company does not call the requested meeting, Platinum will fix the date, time and location of the Removal Meeting. If the Company refuses to acknowledge the validity of such a call for the Removal Meeting, Platinum may need to file a lawsuit, probably in the Delaware Court of Chancery, seeking a declaratory judgment that its calling of this Removal Meeting is proper or (alternatively) that the Court should require the Company  to call such a meeting.

As set forth above, we are taking the extraordinary action of removing the Historic Directors for cause because we believe that their actions have been so egregious, so offensive and so damaging to the Company’s business that the immediate future of the Company has been fundamentally threatened.

The Historic Directors have been offered the opportunity to present qualified written materials in their defense in the Proxy Statement at no cost to the Company and its stockholders in light of the Company’s precarious financial position. Specifically, we advised the Historic Directors on September 29, 2014 they had 10 days from the date of such notification to provide us with these materials. On October 14, 2014, having heard nothing from the Historic Directors, we gave notice to the Historic Directors via our amended draft proxy statement that we would provide them with an additional two business days to present qualified written materials in their defense. As of the date hereof, we have not received any response whatsoever from the Historic Directors. We have interpreted the Historic Directors failure to take advantage of this extended and reasonable period to submit qualified written materials in their defense as a definitive election to refrain from soliciting stockholders regarding their removal. The Historic Directors will still have the opportunity to be present at the Removal Meeting to argue against their removal.  Platinum reiterates its view that it would be inappropriate for the Historic Directors to spend Company funds on their defense, especially when Platinum provided them with a free mechanism for communicating with stockholders.

According to the Company’s [           ], as of [               ] there were [              ] shares of Common Stock outstanding. This means that stockholders representing at least [               ] shares of Common Stock will need to vote for the removal of the Historic Directors. If the removal of the Historic Directors receives the support of a majority of the outstanding shares of Common Stock at the Removal Meeting, they will cease to be members of the Board immediately upon conclusion of the meeting. In the event that holders of less than [              ] shares of Common Stock vote for the removal of any of the Historic Directors, then such Historic Director will not be removed from the Board.

Should the Company’s stockholders remove any or all of the Historic Directors for cause at the Removal Meeting, it is possible that the Historic Directors may refuse to leave office voluntarily. If so, Platinum intends to seek expedited relief in the Delaware Court of Chancery under Section 225 of the DGCL, which permits that Court to “hear and determine the validity of any election, appointment, removal or resignation of any director or officer of any corporation.”  It is also possible that the Historic Directors could take legal steps to prevent, delay or challenge the outcome of a stockholder vote removing them for cause. Should that occur, Platinum intends to respond vigorously.

We are not seeking control of the Board. If the Historic Directors are removed at the Removal Meeting, the Stockholder Supported Directors will remain on the Board and will be legally entitled to fill the resulting vacancies in accordance with their fiduciary judgment. We are not proposing directors, nor will any of our employees or affiliates serve as directors. We expect the Stockholder Supported Directors to select qualified independent directors to replace the Historic Directors.

IF YOU WISH TO VOTE FOR THE REMOVAL OF THE HISTORIC DIRECTORS, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD.

VOTING RULES AND PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Removal Meeting. Stockholders who sold their Common Stock before the Record Date (or acquire Common Stock without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Removal Meeting even if they sell such shares after the Record Date.  Each share of Common Stock entitles the record holder to one vote on each matter to be voted upon at the Removal Meeting. A majority of the shares of Common Stock issued and outstanding and entitled to vote at the Removal Meeting will constitute a quorum for all matters. Votes withheld, abstentions and broker non-votes shall be counted for purposes of determining the presence or absence of a quorum for the transaction of business at the Removal Meeting. Based on publicly available information, we believe that the only outstanding class of securities of the Company entitled to vote at the Removal Meeting are the shares of Common Stock.

We intend to request that the Company call the Removal Meeting.  If the Company complies, then the Removal Meeting will be held at the time set by the Company, as disclosed in this Proxy Statement. If the Company does not call the requested meeting, Platinum will fix the date, time and location of the Removal Meeting. If the Company refuses to acknowledge the validity of such a call for the Removal Meeting, Platinum may need to file a lawsuit, probably in the Delaware Court of Chancery, seeking a declaratory judgment that its calling of this Removal Meeting is proper or (alternatively) that the Court should require the Company to call such a meeting.

This Proxy Statement is soliciting proxies to remove the Historic Directors from the Board. Stockholders will be able to vote to remove each of the three Historic Directors separately on their WHITE proxy card.

Broker Non-Votes; Abstentions

Due to the contested nature of the Removal Meeting, brokers will not have discretionary authority to vote proxies on any proposal at the Annual Meeting without instructions as to how to vote on those proposals (so called “broker non-votes”).  Accordingly, broker non-votes have no effect at the Removal Meeting.

Abstentions will have the effect of a vote AGAINST the removal of the Historic Directors because abstentions are considered shares entitled to vote on this proposal.

Accordingly, it is important that you vote the Common Stock you held on the Record Date, or grant a proxy to vote such shares on the WHITE proxy card, even if you sell or have already sold your Common Stock.

Votes Required for Removal of the Historic Directors

Section 141(k) of the Delaware General Corporation Law provides that in the case of a classified board (such as this Board), any director or the entire board of directors of a Delaware corporation may be removed only for cause. In accordance with Section 141(k), removal may occur only by stockholders representing a majority of the shares of Common Stock outstanding.

Should the Company’s stockholders remove any or all of the Historic Directors for cause at the Removal Meeting, it is possible that the Historic Directors may refuse to leave office voluntarily. If so, Platinum intends to seek expedited relief in the Delaware Court of Chancery under Section 225 of the DGCL, which permits that Court to “hear and determine the validity of any election, appointment, removal or resignation of any director or officer of any corporation.”

Important Instructions For “Street Name” Stockholders

If any of your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only that institution can sign a WHITE proxy card with respect to your shares and only after receiving your specific instructions.  Accordingly, please promptly sign, date and mail in the postage-paid envelope provided the enclosed WHITE proxy card (or voting instruction form) you received from the brokerage firm, bank nominee or other institutions in whose name your shares are held.  Please check the voting instruction form used by that broker, bank or other institution to see if it also offers telephone or Internet voting.  Please do so for each account you maintain to ensure that all of your shares are voted.

Revocation of Proxies

Stockholders of the Company may revoke their proxies at any time prior to exercise by attending the Removal Meeting and voting in person (although attendance at the Removal Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Platinum in care of Morrow & Co. at the address set forth on the back cover of this Proxy Statement or to the Company at 8 Penn Center, 1628 JFK Blvd., Suite 300, Philadelphia, PA 19103, or any other address provided by the Company. Although a revocation is effective if delivered to the Company, Platinum requests that either the original or photostatic copies of all revocations be mailed to Platinum in care of Morrow & Co. LLC at 470 West Avenue, Stamford, CT 06902. IF YOU WISH TO VOTE FOR THE REMOVAL OF THE HISTORIC DIRECTORS, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED WHITE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

To ensure that your shares are voted in accordance with your wishes, you should also contact the person responsible for your account and give instructions for a WHITE proxy card to be issued representing your shares of Common Stock.

SOLICITATION OF PROXIES

We may solicit proxies by mail, advertisement, telephone, facsimile, e-mail and in person. Solicitations may be made by our agents and/or their employees, none of whom, except Morrow & Co. LLC, will receive any additional compensation for such solicitations. Morrow & Co. LLC expects that approximately [  ] of its employees will assist in the solicitation. We will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of the shares of Common Stock which such individuals or entities hold of record. We will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to the beneficial owners of the shares.

We expect the total cost of this solicitation to be approximately $[        ], of which approximately $[        ] has been spent to date. Morrow & Co LLC has been retained for solicitation and advisory services in connection with the solicitation of proxies for an estimated fee of up to $[        ], and Platinum will reimburse Morrow & Co. LLC for certain reasonable out-of-pocket expenses.  Platinum has agreed to indemnify Morrow & Co. LLC against certain liabilities and expenses relating to this proxy solicitation.

Platinum will initially pay all costs associated with the solicitation of proxies, but we will seek reimbursement of such costs from the Company and will not submit such reimbursement to a vote of stockholders.

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS IN THE SOLICITATION

Each of Platinum Management, a Delaware limited liability company, Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (“PPVA”), Platinum Long Term Growth VII, LLC, a Delaware limited liability company (“Platinum VII”), Platinum Partners Liquid Opportunity Master Fund L.P., a Cayman Islands exempted limited partnership (“PPLO”), Platinum-Montaur, a Delaware limited liability company (“Platinum-Montaur”), Platinum Liquid Opportunity Management (NY) LLC, a Delaware limited liability company (“Platinum Liquid Management”), Mark Nordlicht, a United States citizen, and Uri Landesman, a United States citizen, are participants in this solicitation.

Platinum VII and Platinum-Montaur are subsidiaries of PPVA. Platinum Management is the investment manager and general partner of PPVA and is the investment manager of Platinum VII and Platinum-Montaur. Platinum Liquid Management is the investment manager of PPLO. Platinum Liquid Opportunity GP LLC is the general partner of PPLO.  Mr. Nordlicht and Uri Landesman are the controlling persons of Platinum Management, Platinum Liquid Management and Platinum Liquid Opportunity GP LLC and may be deemed to have voting and investment control of the Shares held by Platinum VII, PPLO, Platinum-Montaur and PPVA.

The principal business address for each of Platinum VII, Platinum-Montaur, Platinum Management, Platinum Liquid Management, Mr. Nordlicht and Mr. Landesman is 152 West 57th Street, 4th Floor, New York, New York 10019.  The principal business address for PPVA and PPLO is c/o Platinum Management, 152 West 57th Street, 4th Floor, New York, New York 10019.

The principal business of each of PPVA, Platinum VII, PPLO and Platinum-Montaur is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of each of Platinum Management and Platinum Liquid Management is providing investment management services.  Mr. Nordlicht’s principal occupation is serving as Chief Investment Officer of Platinum Management and Platinum Liquid Management.  Mr. Landesman’s principal occupation is serving as president of Platinum Management and manager of Platinum Liquid Management.

As of the date hereof, PPVA directly owned 1,605,424 shares of Common Stock, constituting approximately 12.7% of the outstanding shares of Common Stock.

As of the date hereof, PPVA directly owned 948,243 shares of Series E Preferred Stock and 123,636 Warrants.

Platinum Management, as the Investment Manager of PPVA, and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Management, may be deemed to beneficially own the securities directly owned by PPVA.

As of the date hereof, PPLO directly owned 678,452 shares of Common Stock and beneficially owned an additional 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock, constituting approximately 6.8% of the outstanding shares of Common Stock.

As of the date hereof, PPLO directly owned 180,497 shares of Series E Preferred Stock and 30,909 Warrants.

Platinum Liquid Management, as the Investment Manager of PPLO and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Liquid Management, may be deemed to beneficially own the securities directly owned by PPLO.

The Warrants and Series E Preferred Stock each contain restrictions on exercise and conversion, respectively, such that a holder may not exercise or convert, as the case may be, the Warrants or Series E Preferred Stock if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the Holder beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules thereunder (“Section 13(d)”)) in excess of 19.99% of all of the Common Stock outstanding at such time (the “19.99% Blocker”). The Warrants and Series E Preferred Stock each also contain restrictions on exercise and conversion, respectively, such that a Holder may not exercise or convert, as the case may be, the Warrants or Series E Preferred Stock if the number of shares of Common Stock to be issued pursuant to such exercise or conversion would result in the Holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 9.99% of all of the Common Stock outstanding at such time (the “9.99% Blocker”). The 9.99% Blocker may be waived upon a holder providing the Company with 61 days’ notice that such holder would like to waive the 9.99% Blocker and does not require stockholder approval.

As of the close of business on the date hereof, Platinum-Montaur directly owned Warrants exercisable into 700,000 shares of Common Stock (the “Montaur Warrants”).  The Montaur Warrants contain restrictions on exercise such that the holder may not exercise the Montaur Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time (the “4.99% Blocker”).  Pursuant to the terms of the Montaur Warrants, the 4.99% Blocker may be waived and increased up to 9.99% of all Common Stock outstanding upon the holder providing the Company with 61 days’ notice that such holder would like to waive the 4.99% Blocker.  Platinum-Montaur has not requested such waiver as of the date hereof.  Platinum-Montaur disclaims beneficial ownership with respect to the 700,000 shares of Common Stock underlying the Montaur Warrants.

Platinum Management, as the Investment Manager of Platinum-Montaur, and Mark Nordlicht and Uri Landesman, as the Chief Investment Officer and President, respectively, of Platinum Management, may be deemed to beneficially own the shares of Common Stock beneficially owned by Platinum-Montaur.

As of the date hereof, Platinum collectively beneficially owned an aggregate of 2,483,876 shares of Common Stock, constituting approximately 19.3% of the shares of Common Stock outstanding.  Each of the participants in this solicitation specifically disclaims beneficial ownership of the shares of Common Stock disclosed herein that he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by Platinum, see Schedule I.

On September 12, 2014, Platinum filed an action pursuant to Delaware law to obtain certain books and records relating to “possible mismanagement, breaches of fiduciary duty or tortious, illegal, fraudulent or criminal conduct by any of the Company’s current or former directors, officers or other employees.” A trial date for this action has been set for December 30, 2014.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Removal Meeting.

Except as set forth in this Proxy Statement (including the Schedules hereto), there are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the participants, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS

Other than as discussed above, we are unaware of any other matters to be considered at the Removal Meeting.  However, should other matters, which we are not aware sufficiently in advance of this solicitation, be brought before the Removal Meeting, the persons named as proxies on the enclosed WHITE proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS FOR THE 2015 ANNUAL MEETING

Any proposal that a Company stockholder wishes to be considered for inclusion in the Company’s proxy statement and proxy card for the 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”) must be submitted to the Secretary of the Company at the Company’s offices at 8 Penn Center, 1628 JFK Boulevard, Suite 300, Philadelphia, Pennsylvania 19103, no later than December 16, 2014. In addition, such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act.

If a Company stockholder wishes to present a proposal before the 2015 Annual Meeting, but does not wish to have the proposal considered for inclusion in the Company’s proxy statement and proxy card, such stockholder must also give written notice to the Secretary of the Company at the address noted above. The Secretary must receive such notice no later than March 1, 2015.  If a stockholder fails to provide timely notice of a proposal to be presented at the 2015 Annual Meeting, the proxies designated by the Board will have discretionary authority to vote on any such proposal.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at the 2015 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by Platinum that such procedures are legal, valid or binding.

BENEFICIAL OWNERSHIP OF MORE THAN 5% OF THE COMMON STOCK

See Schedule II for information regarding persons who beneficially own more than 5% of the Common Stock and the ownership of the Common Stock by the directors and management of the Company.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Platinum Management (NY) LLC
[                    ], 2014

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY

DURING THE PAST TWO YEARS*

Amount of Common Stock Purchased/(Sold)	Date of Purchase/Sale

Platinum Partners Value Arbitrage Fund L.P.

100	09/12/12
150	09/12/12
3,171	09/14/12
200	09/17/12
16,802	09/18/12
200	09/19/12
13,504	09/21/12
5,500	10/25/12
35,855	10/26/12
92,100	10/31/12
4,286	11/02/12
61	11/05/12
44,922	11/06/12
34,495	11/07/12
50,800	11/08/12
100	11/09/12
4,668	11/13/12
2,352	11/14/12
19,753	11/15/12
9,871	11/16/12
18,393	11/19/12
12,270	11/20/12
7,067	11/21/12
6,800	11/23/12
25,557	11/26/12
95,659	11/27/12
100,100	11/28/12
20,000	11/30/12
49,096	12/04/12
525,000	12/21/12
200	02/25/13
25,023	02/26/13
(6,800)	03/11/13
(10,000)	03/11/13
(2,181)	03/11/13
(17)	03/12/13
(419)	03/11/13
(10,000)	03/11/13
(16,600)	06/09/13
(350)	06/10/13
(423)	06/10/13
(1,965)	06/10/13
(6,167)	06/10/13
(1,650)	06/10/13
(720)	06/10/13
(1,150)	06/10/13
(2,000)	06/10/13
(355)	06/10/13
(865)	06/10/13
(1,000)	06/10/13

* On June 7, 2013, the Company effected a 1-for-10 reverse stock split of the Common Stock. All transactions prior to June 7, 2013 reflect pre-split values.

Amount of Common Stock Purchased/(Sold)	Date of Purchase/Sale

(1,227)	06/10/13
(707)	06/10/13
(680)	06/10/13
(2,556)	06/10/13
(3,766)	06/10/13
(15)	06/10/13
(10)	06/10/13
(317)	06/10/13
(20)	06/10/13
(1,680)	06/10/13
(20)	06/10/13
(1,350)	06/10/13
(550)	06/10/13
(3,586)	06/10/13
(9,210)	06/10/13
(429)	06/10/13
(560)	06/10/13
(1,000)	06/10/13
(100)	06/10/13
(1,000)	06/10/13
(582)	06/10/13
(28,878)	06/10/13
(7,012)	06/10/13
(350)	06/10/13
(1,000)	06/10/13
(599)	06/10/13
(250)	06/10/13
(276)	06/10/13
(6)	06/10/13
(4,492)	06/10/13
(3,450)	06/10/13
(5,080)	06/10/13
(10)	06/10/13
(467)	06/10/13
(235)	06/10/13
(1,975)	06/10/13
(987)	06/10/13
(1,839)	06/10/13
(1,800)	06/10/13
(1,000)	06/10/13
(470)	06/10/13
(1,000)	06/10/13
(2,500)	06/10/13
(1,100)	06/10/13
(1,400)	06/10/13
(1,170)	06/10/13
(610)	06/10/13
(5,000)	06/10/13
(585)	06/10/13
(1,950)	06/11/13
(3,850)	06/13/13
(10,010)	06/13/13
(2,000)	06/13/13
(4,910)	06/13/13
(52,500)	06/13/13
(20)	06/13/13

Amount of Common Stock Purchased/(Sold)	Date of Purchase/Sale

(2,502)	06/13/13
138,750	06/14/13
200,000	06/14/13
76,100	06/19/13
37,000	06/20/13
(100)	07/11/13

Platinum Partners Liquid Opportunity Master Fund L.P.

400,000	06/14/13
50,238	06/17/13
1,200	06/18/13
76,100	06/19/13
37,000	06/20/13
16,490	06/20/14
85	06/23/14
386	06/24/14
2,300	06/25/14
15,000	06/26/14
10,656	06/27/14
55,083	06/30/14

On December 16, 2013, each of Platinum-Montaur Life Sciences, LLC and Platinum Long Term Growth VII, LLC, an affiliate of Platinum Management (NY) LLC that no longer owns any securities of the Company, converted all of its respective shares of Series C and Series D Preferred Stock into an aggregate of 1,098,019 shares of Common Stock.  Such shares are held by Platinum Partners Value Arbitrage Fund L.P.

SCHEDULE II

Table I

The following table and accompanying footnotes is reprinted from the definitive proxy statement filed by Echo Therapeutics, Inc. with the Securities and Exchange Commission on May 9, 2014 and sets forth the beneficial ownership of the Company’s Common Stock as of April 3, 2014 (except as otherwise provided below) by the following individuals or entities:  (i) any person serving as Chief Executive Officer during 2013 and the two most highly compensated executive officers other than the Chief Executive Officer who were serving as an executive officer as of December 31, 2013 (collectively, the “Named Executive Officers”); (ii) each director; and (iii) current executive officers and directors, as a group. As of April 3, 2014, there were 11,967,414 shares of Common Stock issued and outstanding.

	Amount and Nature of Beneficial Ownership of
	Common Stock as of April 3, 2014
Name and Address of Beneficial Owner (1)	Number of Shares (2)		Percentage of Class

Directors and Executive Officers:
Kimberly A. Burke.	47,000	(3)	*
Robert F. Doman	6,200	(4)	*
Vincent D. Enright	53,700	(5)	*
Michael M. Goldberg, M.D.	28,500	(6)	*
William F. Grieco	53,700	(7)	*
Patrick T. Mooney, M.D.	11,250	(8)	*
Christopher P. Schnittker	27,500	(9)	*
James F. Smith	38,400	(10)	*
All directors and executive officers as a group (7 persons)	255,000		2.1%

* Less than one percent.

(1)	The address for each director and executive officer is c/o Echo Therapeutics, Inc., 8 Penn Center, 1628 JFK Blvd., Suite 300, Philadelphia, PA 19103.

(2)	The individuals named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below.

(3)	Includes 14,500 shares that may be acquired by Ms. Burke within 60 days upon the exercise of stock options.

(4)	Includes 1,500 shares that may be acquired by Mr. Doman within 60 day upon the exercise of stock options	.

(5)	Includes 25,500 shares that may be acquired by Mr. Enright within 60 days upon the exercise of stock options.

(6)	Includes 14,000 shares that may be acquired by Dr. Goldberg within 60 days upon the exercise of stock options.

(7)	Includes 15,500 shares that may be acquired by Mr. Grieco within 60 days upon the exercise of stock options.

(8)	Based on shares held by Dr. Mooney as of September 27, 2013, his last day of employment with Echo.

(9)	Includes 15,000 shares that may be acquired by Mr. Schnittker within 60 days upon the exercise of stock options

(10)	Includes 15,500 shares that may be acquired by Mr. Smith within 60 days upon the exercise of stock options.

Table II

The following table sets forth the beneficial ownership of the Company’s Common Stock as of October 10, 2014 (except as otherwise provided below) by the participants in this solicitation.  The aggregate percentage of Common Stock reported owned by each person named herein is based upon 12,672,768 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of August 11, 2014, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2014.

	Amount and Nature of Beneficial Ownership of
	Common Stock as of October 10, 2014
Name and Address of Beneficial Owner	Number of Shares (1)		Percentage of Class

Platinum Partners Liquid Opportunity Master Fund L.P.	878,452	(2)	6.8%
c/o Platinum Management (NY) LLC 152 West 57th Street, 4th Floor
New York, NY 10019

Platinum Partners Value Arbitrage Fund L.P.	1,605,424	(3)	12.7%
c/o Platinum Management (NY) LLC 152 West 57th Street, 4th Floor
New York, NY 10019

Platinum-Montaur Life Sciences, LLC	700,000	(4)	4.99%

Platinum Management (NY) LLC	1,605,424	(5)	12.7%

Platinum Liquid Opportunity Management (NY) LLC	878,452	(6)	6.8%

Mark Nordlict	2,483,876	(7)	19.9%
Uri Landesman	2,483,876	(8)	19.9%

(1)      The entities named in the table, together with Mr. Nordlict and Mr. Landesman, have shared voting and investment power with respect to all shares shown as beneficially owned by them, as further described in the footnotes below.

(2)
As of the close of business on October 10, 2014, Platinum Partners Liquid Opportunity Master Fund L.P. (“PPLO”) directly owned (i) 678,452 shares of Common Stock, (ii) beneficially owned 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock, (iii) beneficially owned 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock, (iv) directly owned 349,723 shares of Series E Preferred Stock (“Series E Stock”), and (v) directly owned 36,363 Warrants.  The Warrants provide that at no time may a holder of any of the Warrants exercise such warrants if the number of shares of Common Stock to be issued pursuant to such exercise would exceed, when aggregated with all other shares  of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning more than 4.99% or 9.99%, as applicable, of all of the Common Stock outstanding at such time (the “9.99% Blocker”); provided, however, that upon a holder of any of the warrants providing the issuer with sixty one (61) days' notice that such holder would like to waive either or both such restrictions with regard to any or all shares of Common Stock issuable upon exercise of any of the Warrants, then such restriction shall be of no force or effect with regard to those Warrants referenced in such notice. The Series E Stock provides that at no time may a holder of any of the Series E Stock convert such stock if the number of shares of Common Stock to be issued pursuant to such conversion would exceed, when aggregated with all other shares  of Common Stock owned by such holder at such time, the number of shares of Common Stock which would result in such holder beneficially owning more than 9.99% or 19.99%, as applicable, of all of the Common Stock outstanding at such time (the “19.99% Blocker”); provided, however, that upon both (A) a holder of Series E Stock providing Echo with a Waiver Notice that such holder would like to waive either or both such restrictions with regard to any or all shares of Common Stock issuable upon conversion of Series E Stock, and (B) the stockholders of Echo approving the waiver of such restrictions with regard to any or all shares of Common Stock issuable upon conversion of Series E Stock and the ownership by any holder of the Series E Stock of greater than 20% of the outstanding shares of Common Stock in accordance with the applicable NASDAQ listing standards, the applicable restrictions shall be of no force or effect. As of the date hereof, PPLO had not requested waiver of the 19.99% Blocker or 9.99% Blocker with respect to the Series E Stock or Warrants, respectively.

(3)
As of the close of business on October 10, 2014, Platinum Partners Value Arbitrage Fund L.P. (“PPVA”) directly owned (i) 1,605,424 shares of Common Stock and (ii) 1,398,890 shares of Series E Stock, and (iii) 145,454 Warrants.  The Series E Stock and the Warrants are currently subject to the 19.99% Blocker and 9.99% Blocker, respectively. As of the date hereof, PPVA had not requested waiver of the 19.99% Blocker or 9.99% Blocker with respect to the Series E Stock or Warrants, respectively.

(4)
As of the close of business on October 10, 2014, Platinum-Montaur Life Sciences, LLC (“Platinum- Montaur”) directly owned Warrants exercisable into 700,000 shares of Common Stock.  The Warrants contain restrictions on exercise such that the holder may not exercise the Warrants if the number of shares of Common Stock to be issued pursuant to such exercise would result in the holder beneficially owning (as determined in accordance with Section 13(d)) in excess of 4.99% of all of the Common Stock outstanding at such time (the “4.99% Blocker”).  As of the date hereof, Platinum- Montaur had not requested waiver of the 4.99 Blocker with respect to the Warrants.

(5)	Platinum Management (NY) LLC (“Platinum Management”), as the Investment Manager of PPVA, may be deemed to beneficially own the securities directly owned by PPVA.

(6)
Platinum Liquid Opportunity Management (NY) LLC (“Platinum Liquid Management”), as the Investment Manager of PPLO, may be deemed to beneficially own the securities directly owned by PPLO.  Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(7)
Mr. Nordlicht, as the Chief Investment Officer of Platinum Management, the Investment Manager of PPVA, and Chief Investment Manager of Platinum Liquid Management, the Investment Manager of PPLO, may be deemed to beneficially own the securities directly owned by PPVA and PPLO, respectively.  Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

(8)
Mr. Landesman, as the President of Platinum Management, the Investment Manager of PPVA, and the President of Platinum Liquid Management, the Investment Manager of PPLO, may be deemed to beneficially own the securities directly owned by PPVA and PPLO, respectively.  Includes 100,000 shares of Common Stock underlying currently convertible Series C Preferred Stock and 100,000 shares of Common Stock underlying currently convertible Series D Preferred Stock.

IMPORTANT

Your vote is crucial! No matter how many shares of Common Stock you own, please give Platinum your proxy FOR the REMOVAL of the Historic Directors by voting your shares of Common Stock by telephone or Internet as described in the enclosed WHITE proxy card or by signing and dating the enclosed WHITE proxy card, and returning it in the postage-paid envelope provided.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the WHITE proxy card.  In addition, if you hold your shares of Common Stock in a brokerage or bank account, your broker or bank may allow you to provide your voting instructions by telephone or Internet.  Please consult the materials you receive from your broker or bank prior to authorizing a proxy by telephone or Internet.  Platinum urges you to confirm in writing your instructions to Platinum in care of Morrow & Co. at the address provided below so that Platinum will be aware of all instructions given and can attempt to ensure that such instructions are followed.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN!

If you have any questions or need assistance voting your shares, please call the firm assisting us:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902

U.S. & Canadian Stockholders call toll free: (800) 662-5200
International Stockholders may call us in London: +44-20-3544-4805
Banks and Brokers call: (203) 658-9400

SaveEcho@morrowco.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED OCTOBER 20 , 2014

WHITE PROXY CARD

PLEASE VOTE TODAY!

SEE REVERSE

SIDE EASY VOTING INSTRUCTIONS.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼

WHITE PROXY

MEETING OF STOCKHOLDERS OF ECHO THERAPEUTICS, INC.

TO REMOVE, FOR CAUSE,

WILLIAM GRIECO, VINCENT ENRIGHT AND/OR JAMES SMITH

This proxy is solicited on behalf of Platinum Management (NY) LLC, Platinum Partners Value Arbitrage Fund L.P., Platinum Long Term Growth VII, LLC, Platinum Partners Liquid Opportunity Master Fund L.P., Platinum-Montaur Life Sciences, LLC, Platinum Liquid Opportunity Management (NY) LLC, Mark Nordlicht and Uri Landesman.
This proxy is NOT being solicited on behalf of the Board of Directors of Echo Therapeutics, Inc.

The undersigned appoints Mark Nordlicht and Uri Landesman, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Echo Therapeutics, Inc. (the “Company”), which the undersigned would be entitled to vote if personally present at a meeting of stockholders of the Company to remove for cause, William Grieco, Vincent Enright and/or James Smith (the “ Historic Directors”), from the Board of Directors of the Company (the “Board”), scheduled to be held at [   ]:00 [ ].m., local time, on [            ], 2014, at the [                  ] located at [               ], [                          ], [                   ] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Removal Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all actions the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Removal Meeting that are unknown to Platinum Management (NY) LLC (together with the other participants in its solicitation, “Platinum”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE REMOVAL OF A HISTORIC DIRECTOR IN PROPOSALS 1, 2 AND/OR 3, THIS PROXY WILL BE VOTED “FOR” THE REMOVAL OF SUCH HISTORIC DIRECTOR(S).

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Removal Meeting.
YOUR VOTE IS VERY IMPORTANT—PLEASE VOTE TODAY.

(Continued and to be signed on the reverse side)

PLEASE REVIEW THE PROXY STATEMENT
AND VOTE TODAY BY SIGNING, DATING AND RETURNING YOUR WHITE PROXY CARD:

INSTRUCTIONS - Please complete, sign, date and return the WHITE proxy card in the postage-paid envelope provided, or mail to: Platinum Management (NY) LLC, c/o Morrow & Co., LLC 470 West Avenue, Stamford, CT  06902.

▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED ▼
 - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

 Please mark your vote as indicated in this example  ☒

Platinum Recommends a Vote “For Removal” of William Grieco in Proposal 1, a Vote “For Removal” of Vincent Enright in Proposal 2 and a Vote “For Removal” of James Smith in Proposal 3.

1.The removal, for cause, of William Grieco from the Board of Directors of the Company.

2.    The removal, for cause, of Vincent Enright from the Board of Directors of the Company.

3.  The removal, for cause, of James Smith from the Board of Directors of the Company.

	For Removal	Against Removal
(01) William Grieco (02) Vincent Enright (03) James Smith	[ ] [ ] [ ]	[ ] [ ] [ ]
NOTE:
PLATINUM INTENDS TO USE THIS PROXY TO VOTE “FOR” THE REMOVAL OF THE HISTORIC DIRECTORS FROM THE BOARD. [EVIDENCE PRESENTED BY THE HISTORIC DIRECTORS AGAINST THEIR REMOVAL CAN BE FOUND IN THE PROXY STATEMENT.]
 _________________________________________

In their discretion, the proxy holders are authorized to vote upon such other business as may properly come before the Removal Meeting or any adjournments or postponements thereof.
Dated:           , 2014
(Signature)                                                                            (Signature if held Jointly)
Title or Authority:

Please sign exactly as your name appears on this proxy.  Joint owners should each sign personally.  If signing as attorney, executor, administrator, trustee or guardian, please include your full title.  Corporate proxies should be signed by an authorized officer.  If a partnership, please sign in Partnership name by an authorized person.